Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2010	Year Ended December 31,
	Q1	2009	2008	2007	2006	2005
Including Interest on Deposits
Earnings:
Earnings before income taxes	5,386	(398,780)	(53,515)	44,410	43,589	39,894
Fixed charges from below	11,688	70,109	97,148	100,405	69,851	45,342
Earnings	17,074	(328,671)	43,633	144,815	113,440	85,236
Fixed Charges:
Interest expense	11,688	70,109	97,148	100,405	69,851	45,342
Interest portion of net rental expense	—	—	—	—	—	—
Total interest expense	11,688	70,109	97,148	100,405	69,851	45,342
Ratio of Earnings to Fixed Charges	1.46	-4.69	0.45	1.44	1.62	1.88

Excluding Interest on Deposits
Earnings:
Earnings before income taxes	5,386	(398,780)	(53,515)	44,410	43,589	39,894
Fixed charges from below	1,737	10,030	15,940	16,208	14,805	11,404
Earnings	7,123	(388,750)	(37,575)	60,618	58,394	51,298
Fixed Charges:
Interest expense	1,737	10,030	15,940	16,208	14,805	11,404
Interest portion of net rental expense	—	—	—	—	—	—
Total interest expense	1,737	10,030	15,940	16,208	14,805	11,404
Ratio of Earnings to Fixed Charges and Preference Dividends	4.10	-38.76	-2.36	3.74	3.94	4.50

Fixed Charges:
Preference Dividends and Discount Amortization	—	—	—	—	—	—
Interest Expense - Total (Fixed Charges with Deposits)	11,688	70,109	97,148	100,405	69,851	45,342
Interest Expense - Deposits	9,951	60,079	81,208	84,197	55,046	33,938
Portion of rentals representative of interest factor	—	—	—	—	—	—
Fixed Charges without deposits	1,737	10,030	15,940	16,208	14,805	11,404